                                                                    Exhibit 99.1

(TECHFAITHWIRELESS LOGO)


                  TechFaith Reports Second Quarter 2006 Results


BEIJING, CHINA, AUGUST 15, 2006 -- China Techfaith Wireless Communication Technology Limited (Nasdaq: CNTF), a handset application software and handset solution provider based in China, today announced its unaudited financial results for the quarter ended June 30, 2006.

Net revenue for the second quarter of 2006 was US$21.8 million, as compared to US$21.2 million for the same period in 2005. Design fee revenue for the second quarter of 2006 was US$12.7 million, as compared to US$15.1 million for the same period in 2005. Royalty income in the second quarter of 2006 was US$2.2 million, as compared to US$4.4 million for the same period in 2005. Revenue from products sales was US$6.9 million in the second quarter of 2006, as compared to US$1.7 million in the same period in 2005. In the second quarter of 2006, approximately 40.1% of revenue from products sales was from sales of wireless modules, 27.5% from sales of smart phone, 3.9% from sales of PCBA and 28.5% from sales of other component products.

Net income for the second quarter of 2006 was US$3.8 million or US$0.09 per weighted average outstanding ADS (basic and diluted), compared to net income of US$11.3 million or US$0.28 per weighted average outstanding ADS (basic and diluted) in the same period in 2005.

US$4.0 million, which amounted to approximately 18% of second quarter 2006 revenue, originated from a technology transfer transaction in which TechFaith sold pre-existing technology to a customer, with a 100% gross margin. Excluding this non-recurring transaction, revenue would have been US$17.9 million, with a net loss of US$200 thousand.

Gilbert Lee, President and Chief Operating Officer of TechFaith, said, "We generated approximately US$1.8 million in positive cash flow in the second quarter and ended the quarter with a balance of US$148.9 million in cash and cash equivalents on our balance sheet. Despite our confidence in our business model, net income will continue to be impacted by revenue mix, with higher margin design fees expected to be sequentially lower and lower margin product sales expected to be sequentially higher in the third quarter. This should result in revenue in the third quarter being flat to slightly down compared to the second quarter of 2006, and the combination of the unfavorable revenue mix, longer approval processes and higher investments resulting in a net loss. We remain confident in our long-term business strategy based on existing contracts and the level of new contract activity, along with our major strategic relationships. Furthermore, our continued investments are strategically important and we expect them to further bolster our leadership position and ability to capitalize on the growth opportunities in front of TechFaith."

Defu Dong, TechFaith's Chairman and CEO, said, "We missed the top line of our second quarter's pre-warning announcement by US$800 thousand because of two contracts that were not signed before our financial closing cut-off. We missed the bottom line of the pre-warning announcement by US$200 thousand due to the net effect of the P&L impact of the contracts mentioned above, a deferred tax adjustment and the offsetting positive effect of an adjustment related to G&A expense. Regarding our overall progress, the 3G process to completion is lengthier and more cumbersome than we are historically used to with GSM, 2G and 2.5G designs. Based on the progress so far, our expectation is that the process may take up to 3 to 4 more quarters. However, our business fundamentals remain in place, as

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does our healthy financial position. We have established one of the most powerful technology development teams for the mobile industry worldwide. Therefore, our long-term confidence in our business remains high. Our investments will add not only revenue, but also value to our top line and will result in us further strengthening our higher margin core competencies such as handset design. We will be able to even more definitively differentiate ourselves from our competitors."

"Our core business remains handset design," continued Mr. Dong, "The advantage in design will largely reduce cost and leverage the R&D in products-sales business, which will boost our business development and ensure our leadership. We still have no intention of entering manufacturing, as we always outsource the production in order to solely focus on handset design. Further, because a substantial portion of the design solutions is reusable, we are able to significantly reduce costs and leverage R&D resources to ensure our competitive edge in the market."

TechFaith also announced today that Peter Clarke recently resigned from the company's board of directors due to personal reasons. Mr. Clarke, a former independent director of the company, served as audit committee chairman prior to his resignation. TechFaith intends to start the new director search process immediately and fill the vacancy as soon as practicable and, in any event, before the deadline required under relevant Nasdaq corporate governance rules.

TechFaith's ADSs, each of which represents 15 ordinary shares of TechFaith, are currently trading on the Nasdaq Global Market under the symbol "CNTF."


INVESTOR CONFERENCE CALL / WEBCAST DETAILS
The dial-in number for the live audio call beginning on August 14, 2006 at 7:00 p.m. U.S. Eastern Time (7:00 a.m., August 15, 2006 in Beijing) is 1-866-770-7120 (domestic) or 1-617-213-8065 (international). The passcode is 91270507. A live webcast of the conference call will be available on TechFaith's website at www.techfaithwireless.com.

A replay of the call will be available on August 14, 2006 at 9:00 p.m., U.S. Eastern Time (9:00 a.m., August 15, 2006 in Beijing) through midnight on August 21, 2006, U.S. Eastern Time (noon, August 22, 2006 in Beijing) at www.techfaithwireless.com and by telephone at 1-888-286-8010 (domestic) or 1-617-801-6888 (international). The passcode to access the replay is 89425888.

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
ABOUT TECHFAITH
TechFaith (NASDAQ: CNTF) is one of the largest handset application software and handset solution providers. Based in China, the Company employs approximately 2,600 professionals, of whom 90% are engineers. TechFaith's three business units are handset design, application software, and smartphone and pocket PC. With the capability of developing MMI / UI software on GSM/GPRS, CDMA1X, EVDO, WCDMA/UMTS, HSDPA and TD-SCDMA communication technologies, TechFaith is able to provide MMI/UI software packages that fulfill the specifications of handset brand owners and major global operators. Having a full range of wireless application software including WAP, Java, MMS, WWW browser, SyncML and DRM, TechFaith is also providing total solutions for upper layer software of handsets. In addition, TechFaith is developing smart phone software based on open operating systems including Linux and Windows Mobile, and capable of implementing high-end smart phones integrating Bluetooth, WiFi, high mega pixel cameras etc. based on different communication technologies according to special requirements of customers. TechSoft, the Company's newly established entity with Qualcomm's capital investment, is focusing on the development of application software for wireless devices. For more information, please visit www.techfaithwireless.com.


SAFE HARBOR STATEMENT
This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as TechFaith's strategic and operational plans, contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, TechFaith's limited operating history, mobile handset brand owners' discontinuation or reduction of the use of independent design houses, TechFaith's ability to retain existing or attract additional international customers, TechFaith's earnings or margin declines, failure of competing against new and existing competitors, and other risks outlined in TechFaith's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of August 14, 2006, and Techfaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:
In China:                             In the U.S.:
Ms. Helen Zhang                       David Pasquale, EVP at The Ruth Group
Tel: 86-10-5822-7390                  Tel:+646-536-7006
ir@mail.techfaith.cn                  dpasquale@theruthgroup.com

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
            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
       (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE/ADS DATA
                          AND UNLESS OTHERWISE STATED)

                                                               THREE MONTHS ENDED JUNE 30             SIX MONTHS ENDED JUNE 30
                                                                2005                2006              2005                2006
                                                             ------------------------------        ------------------------------
Revenues:
Design Fees                                                  $    15,075        $    12,670        $    31,609        $    21,660
Royalty income                                                     4,413              2,197              7,513              4,046
Products sales                                                     1,725              6,923              3,571              8,916
                                                             -----------        -----------        -----------        -----------
Total net revenues                                           $    21,213        $    21,790        $    42,693        $    34,622

Cost of revenues:
Design fees                                                  $     6,608        $     7,352        $    13,016        $    12,893
Royalty income                                                         -                  -                  -                  -
Product sales                                                      1,263              5,569              2,829              7,256
                                                             -----------        -----------        -----------        -----------
Total cost of revenues                                       $     7,871        $    12,921        $    15,845        $    20,149

Gross Profit                                                 $    13,342        $     8,869        $    26,848        $    14,473

Operating expenses:
General and administrative                                   $     2,586        $     2,357        $     3,917        $     4,875
Research and development                                             723              3,599              1,590              6,280
Selling and marketing                                                265                540                533              1,007
                                                             -----------        -----------        -----------        -----------
Total operating expenses                                     $     3,574        $     6,496        $     6,040        $    12,162

Income from operations                                       $     9,768        $     2,373        $    20,808        $     2,311

Interest expense                                                       -                  -               (583)                 -
Other income, net                                                  2,002              1,169              2,075              2,388
Change in fair value of call option                                    -                  -             (1,303)                 -
                                                             -----------        -----------        -----------        -----------
Income before income taxes                                   $    11,770        $     3,542        $    20,997        $     4,699
Income tax                                                             -                (15)                 -                (15)
                                                             -----------        -----------        -----------        -----------
Income before minority interests                             $    11,770        $     3,527        $    20,997        $     4,684
Minority interests                                                  (491)               314             (1,467)               423
                                                             -----------        -----------        -----------        -----------
Net income                                                   $    11,279        $     3,841        $    19,530        $     5,107
                                                             ===========        ===========        ===========        ===========

Net income per ordinary share
  Basic                                                      $      0.02        $      0.01        $      0.04        $      0.01
                                                             ===========        ===========        ===========        ===========
  Diluted                                                    $      0.02        $      0.01        $      0.04        $      0.01
                                                             ===========        ===========        ===========        ===========
Net income per ADS*
  Basic                                                      $      0.28        $      0.09        $      0.53        $      0.12
                                                             ===========        ===========        ===========        ===========
  Diluted                                                    $      0.28        $      0.09        $      0.53        $      0.12
                                                             ===========        ===========        ===========        ===========

Weighted average ordinary shares outstanding
  Basic                                                      597,343,636        658,183,409        548,940,723        658,183,409
                                                             ===========        ===========        ===========        ===========
  Diluted                                                    597,343,636        658,183,409        548,940,723        658,183,409
                                                             ===========        ===========        ===========        ===========

*: Each ADS represents 15 ordinary shares

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
REVENUE BREAKOUT                 1Q05        2Q05        3Q05        4Q05        1Q06        2Q06
-------------------------------------------------------------------------------------------------
DESIGN FEES
  International customers     $14,062     $12,203     $10,238     $ 9,166     $ 3,253     $ 5,519
  Domestic customers          $ 2,472     $ 2,872     $ 6,396     $ 5,610     $ 5,737     $ 7,151

ROYALTY
  International customers     $   181     $   432     $   387     $   349     $   454     $   918
  Domestic customers          $ 2,189     $ 3,311     $ 2,792     $ 2,778     $   638     $   885
  Component vendors           $   730     $   670     $   878     $   955     $   757     $   394

COMPONENT PRODUCTS
  Smart Phone                       -           -           -           -           -     $ 1,906
  PCBA                              -           -           -           -           -     $   271
  Wireless module             $    59     $   639     $ 1,375     $ 3,420     $ 1,304     $ 2,776
  Other component sales       $ 1,787     $ 1,086     $ 1,242     $ 1,831     $   689     $ 1,970

-------------------------------------------------------------------------------------------------
TOTAL NET REVENUES            $21,480     $21,213     $23,308     $24,109     $12,832     $21,790
=================================================================================================

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            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                   FOR THREE MONTHS ENDED        FOR SIX MONTHS ENDED
                                                    2005            2006          2005           2006
                                                  -----------------------------------------------------
Cash flows from operating activities:
Net income                                        $ 11,279       $  3,841       $ 19,530       $  5,107
Adjustments to reconcile net income to net
 cash (used in) provided by operating
 activities                                         (2,710)          (831)        (7,091)        10,354

                                                  -----------------------------------------------------
Net cash provided by operating activities         $  8,569       $  3,010       $ 12,439       $ 15,461
                                                  -----------------------------------------------------

Cash flows from investing activities:
Deposit paid for acquisition of and purchase
 of plant, machinery and equipment                       -         (1,108)          (416)        (1,642)
Purchase of plant, machinery and equipment          (2,463)          (256)        (3,761)        (1,496)
Purchase of acquired intangible assets                (221)             -           (221)             -
Net proceed from sale of marketable securities       4,160              -          4,160              -
Investment in an affiliate                               -              -              -         (1,243)
Proceeds on disposal of plant, machinery and
 equipment                                               -              -              -              1
                                                  --------       --------       --------       --------
Net cash used in investing activities             $  1,476         (1,364)          (238)        (4,380)
                                                  --------       --------       --------       --------

Net cash provided by financing activities         $ 89,258              -       $ 89,258              -
                                                  --------       --------       --------       --------

Effect of exchange rate changes                          -       $    196       $     30       $    650

Net increase (decrease) in cash and
 equivalents                                        99,303          1,842        101,489         11,731
Cash and equivalents, beginning of the period       37,272        147,096         35,086        137,207
                                                  --------       --------       --------       --------
Cash and equivalents, end of the period           $136,575       $148,938       $136,575       $148,938
                                                  ========       ========       ========       ========

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            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                     JUNE 30, 2005    MARCH 31, 2006     JUNE 30, 2006
                                                     -------------------------------------------------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                              $136,575           $147,096           $148,938
Accounts receivable                                      16,430             24,220             33,704
Notes receivable                                          3,462                659                891
Inventories                                               5,434              6,010              6,369
Prepaid expenses and other current assets                   854              1,405              3,105
                                                       --------           --------           --------
TOTAL CURRENT ASSETS                                   $162,755           $179,390           $193,007
                                                       --------           --------           --------

Deposits for acquisition of plant, machinery and
 equipment, and acquisition of intangible assets       $    109           $  1,021           $  1,108
Plant, machinery and equipment, net                      12,170             14,219             13,839
Acquired intangible assets, net                             978                750                655

Investment in an affiliate                                    -              1,243              1,243
                                                       --------           --------           --------
TOTAL ASSETS                                           $176,012           $196,623           $209,852
                                                       ========           ========           ========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable                                       $  2,631           $  3,051           $  6,249
Accrued expenses and other current liabilities            6,226              9,203             11,583
Advance from customers                                   11,779              3,818              8,048
Profit tax payable                                            -                 54                 69
                                                       --------           --------           --------
TOTAL CURRENT LIABILITIES                              $ 20,636           $ 16,126           $ 25,949

Convertible notes                                        $    -             $    -             $    -
Derivative liability                                          -                  -                  -
Minority interests                                        2,973              2,865              2,234
SHAREHOLDERS' EQUITY
Ordinary shares                                              13                 13                 13
Additional paid-in capital                              109,635            109,857            109,857
Accumulated other comprehensive income                       24              1,910              2,106
Retained earnings                                        42,731             65,852             69,693
                                                       --------           --------           --------
TOTAL SHAREHOLDERS' EQUITY                             $152,403           $177,632           $181,669
                                                       --------           --------           --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             $176,012           $196,623           $209,852
                                                       ========           ========           ========

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